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SI 06009375 ƷE COMMISSION
549

SEC FILE NUMBER
8-23280

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 2 9 2006 WASH. D.C. 108 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMS Bonds, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Yamato Road
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Seligsohn (305) 937-0660
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael S. Seligsohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMS Bonds, Inc. and Subsidiary, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

CINDY CARMINATI
MY COMMISSION EXPIRES
February 22, 2008
#DD292942
Bonded Thru Troy Fain-Insurance 800-385-7019
NOTARY PUBLIC, STATE OF FLORIDA

(Signature)

Chief Financial Officer
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by CFTC Regulation 1.16 and SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

FMS BONDS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
FMS Bonds, Inc.
Boca Raton, Florida

We have audited the accompanying consolidated statement of financial condition of FMS Bonds, Inc. and Subsidiary as of June 30, 2006. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of FMS Bonds, Inc. and Subsidiary as of June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
August 4, 2006

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

FMS BONDS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

CASH, including $100,486 segregated for the exclusive benefit of customers	$	1,727,986
RECEIVABLE FROM BROKERS AND DEALERS		3,511,583
RECEIVABLE FROM CUSTOMERS		4,157,386
SECURITIES OWNED, AT MARKET (NOTES 5 AND 9)		99,821,058
BOND INTEREST AND REDEMPTIONS RECEIVABLE		800,650
SECURED DEMAND NOTES COLLATERALIZED BY MARKETABLE SECURITIES (NOTE 2)		6,350,000
PROPERTY AND EQUIPMENT (NOTE 3)		479,456
OTHER ASSETS (NOTE 4)		504,364
	$	117,352,483

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Collateral loan payable (Note 5)	$	93,149,975
Payable to brokers and dealers		1,694,785
Payable to customers		223,269
Securities sold, but not yet purchased, at market (Note 9)		1,539,639
Accounts payable and accrued liabilities (Note 7)		4,226,950
Stockholders' distribution payable		1,500,000
		102,334,618
LEASE COMMITMENTS (NOTE 6)		
SUBORDINATED LIABILITIES (NOTE 2)		6,350,000
STOCKHOLDERS' EQUITY		8,667,865
	$	117,352,483

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

FMS Bonds, Inc. (formerly known as First Miami Securities, Inc.) and Subsidiary (the Company), is a broker and dealer specializing in municipal bonds. The Company acts primarily in a principal capacity, buying and selling for its own account and trading with customers and other dealers. To a lesser extent, the Company acts in an agency capacity, buying and selling equity securities and annuities for its customers and charging a commission.

Basis of Financial Statement Preparation

The consolidated financial statements include the accounts of FMS Bonds, Inc. (the Parent), (a Florida Corporation and registered broker-dealer) and its wholly owned subsidiary, FMS Asset Management, Inc. (a Delaware Corporation). All material intercompany balances and transactions have been eliminated in consolidation.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

One of the stockholders of the Company was appointed to serve on the National Association of Securities Dealers, Inc. (NASD) District 7 Committee for a three year term through the end of 2006.

Securities Transactions and Revenue Recognition

Securities transactions are reported on a trade date basis, and securities owned and securities sold, but not yet purchased are valued at market.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	5 to 8 years
Office equipment	5 to 8 years
Leasehold improvements	5 to 10 years
Transportation equipment	5 years

Receivables

The Company does not provide a reserve for uncollected receivables as substantially all amounts are collateralized by securities awaiting delivery. Amounts are charged directly to expense when deemed uncollectible, and have historically been immaterial.

Income Taxes

The Company has elected, with the stockholders' consent, to be taxed under the S Corporation provisions of the Internal Revenue Code. Under these provisions, the taxable income of the Company is reflected by the stockholders on their personal income tax returns.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are charged to operations when incurred.

NOTE 2. SECURED DEMAND NOTES COLLATERALIZED BY MARKETABLE SECURITIES AND SUBORDINATED LIABILITIES

Secured demand notes collateralized by marketable securities consist of non-interest bearing loans to stockholders of $6,350,000.

The subordinated liabilities may be repaid at the stated maturity dates only if, after giving effect to such repayment, the Company meets the regulatory net capital requirements governing repayment of such subordinated debt. These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the NASD and are subordinated to the claims of general creditors.

Effective April 18, 2006, extension of maturity of $3,315,000 of secured demand notes receivable and corresponding liabilities to stockholders was granted, with NASD approval, with a new expiration date of April 30, 2009.

The maturities of the subordinated liabilities for the years subsequent to June 30, 2006, are as follows:

2007		-
2008		-
2009		6,350,000
	$	6,350,000

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

Furniture and fixtures	$	599,654
Office equipment		733,826
Leasehold improvements		385,191
Transportation equipment		258,906
		1,977,577
Less accumulated depreciation and amortization		(1,498,121)
	$	479,456

NOTE 4. OTHER ASSETS

Other assets consisted of the following:

Prepaids	$	73,710
Other receivables		61,380
Net cash value of life insurance policies		25,000
Deposits		209,896
Employee loans receivable		134,378
	$	504,364

NOTE 5. COLLATERAL LOAN PAYABLE

Collateral loan payable represents amounts due to the Company's clearing broker and is collateralized by securities owned or held as collateral by the Company and securities awaiting delivery on uncompleted transactions. Interest is payable monthly at the prevailing variable rate, which was 5.825% at June 30, 2006. All amounts due are payable on demand.

NOTE 6. LEASE COMMITMENTS

The Company is obligated under various non-cancelable operating leases for certain equipment and its office facility in Boca Raton, Florida.

As of June 30, 2006, the approximate future minimum annual rentals under the non-cancellable leases are as follows:

2007		55,000
2008		55,000
2009		49,000
2010		35,000
2011	$	-
	$	194,000

The Company has a month-to-month lease arrangement with its stockholders for an office facility in North Miami Beach, Florida.

NOTE 7. EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan are at the discretion of management. For the year ended June 30, 2006, the Company had accrued $150,175 for this plan. Additionally, the Company maintains a non-qualified Senior Executives' Retirement Plan (SERP). Contributions, the funding of which is at management's discretion, are calculated based on the qualifying employee's salary and years of employment. At June 30, 2006, the Company had accrued $1,839,016 for the SERP.

NOTE 8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At June 30, 2006, the Company's "Net Capital" was $4,538,850 which exceeded requirements by $4,064,872. The ratio of "Aggregate Indebtedness" to "Net Capital" was 1.57 to 1 at June 30, 2006.

NOTE 9. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

In the normal course of business, the Company enters into financial transactions in which there is a risk of loss due to changes in the market ("market risk") or failure of the other party to the transaction to perform ("credit risk"), as described below.

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased aggregate $1,539,639 at June 30, 2006. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the market value in the accompanying statement of financial condition.

Custody of Securities

Custodial functions for the Company's securities transactions are substantially provided by a New York City bank. At June 30, 2006, a majority of securities owned is held by this bank.

Deposits with Financial Institutions

The Company may, during the course of operations, maintain cash deposits in excess of federally insured limits.

NOTE 9. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK (Continued)

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.